2Q20 RESULTS 6 AUGUST 2020 1

AGENDA 1. OPENING Nik Kershaw: Head of IR 2. FINANCIAL RESULTS Serkan Okandan: CFO 3. OPERATIONAL REVIEW Kaan Terzioğlu: Co-CEO Sergi Herrero: Co-CEO 4. OUTLOOK AND GUIDANCE Serkan Okandan: CFO 2

DISCLAIMER This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2020, including VEON’s ability to sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic that negatively affected VEON’s operations and financial condition; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of COVID-19; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow after licenses (excluding capitalized leases), local currency growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. 3

AGENDA 1. OPENING Nik Kershaw: Head of IR 2. FINANCIAL RESULTS Serkan Okandan: CFO 3. OPERATIONAL REVIEW Kaan Terzioğlu: Co-CEO Sergi Herrero: Co-CEO 4. OUTLOOK AND GUIDANCE Serkan Okandan: CFO 4

FINANCIAL RESULTS
2Q20 Results[1]

REVENUE
$1.9bn
-6.9% local currency[2] YoY
-16.3% reported YoY

EBITDA
$0.8bn
-7.7% local currency[2] YoY
-18.7% reported YoY

OPERATIONAL CAPEX[3]
$0.5bn
+9.5% reported YoY
20.8% LTM Operational Capex ratio[3]

DATA REVENUE
$0.6bn
+14.4% local currency[2] YoY
+5.2% reported YoY

EBITDA MARGIN
42.7%
-0.4 p.p. local currency[2] YoY
-1.2 p.p. reported YoY

NET DEBT/ LTM EBITDA[4]
2.0X
versus 1.9x in 2Q19

1. All 2Q20 numbers include the impact of the introduction of IFRS 16, unless stated otherwise.
2. Local currency growth for FY 2020 excludes the impact of foreign currency movements. Local currency revenue and EBITDA growth in 2Q20 additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's shares
3. Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational Capex ratio is defined as capex excluding license expenditures and capitalized leases, divided by total revenue
4. Net Debt/LTM EBITDA ratio excludes IFRS 16 (capitalized leases), prior year Net Debt/LTM EBITDA has been adjusted for the one-off vendor payment of USD 350 million

5

FINANCIAL RESULTS

Key financial highlights

VEON

USD million	2Q20	2Q19	YoY%	QoQ%	YoY In local currency[1]	1H20	1H19	YoY%	HoH%	YoY In local currency[1]
Revenue[2]	1,892	2,261	(16.3%)	(9.8%)	(6.9%)	3,988	4,385	(9.1%)	(10.9%)	(3.4%)
EBITDA	809	994	(18.7%)	(12.1%)	(11.2%)	1,729	2,292	(24.6%)	(10.1%)	(20.9%)
EBITDA margin	42.7%	44.0%	(1.2p.p.)	(1.1p.p.)	(1.3p.p.)	43.3%	52.3%	(8.9p.p.)	0.4p.p.	(9.1p.p.)
EBITDA Adj.[3]	809	956	(15.4%)	(12.1%)	(7.7%)	1,729	1,904	(9.2%)	(10.1%)	(4.8%)
EBITDA margin Adj.[3]	42.7%	43.0%	(0.3p.p.)	(1.1p.p.)	(0.4p.p.)	43.3%	43.8%	(0.5p.p.)	(0.4p.p.)	(0.6p.p.)
Net Profit	156	69	125%	44%		264	565	(53.3%)	364%	
Net Profit Margin	8.2%	3.1%	5.1p.p.	3.1p.p.		6.6%	12.9%	(6.3p.p.)	(5.3p.p.)	
Operational Capex[4]	492	450	9.5%	33.8%		860	838	2.6%	(4.7%)	
LTM Op.Capex ratio	20.8%	16.7%	4.1p.p.	1.4p.p.		20.8%	16.7%	4.1p.p.	1.2p.p.	

1. Local currency growth for FY 2020 excludes the impact of foreign currency movements
2. Local currency revenue growth in 2Q20 and in 1H20 additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's shares.
3. Local currency growth for EBITDA Adjusted additionally excludes both Kcell payment of USD 38 million in 2Q19 and a one-off vendor payment of USD 350 million received in 1H19.
4. Operational Capex is defined as capex excluding license expenditures and capitalized leases

6

FINANCIAL RESULTS
2Q20 Revenue breakdown

USD MILLION



(-16.3%) YoY reported
2.261
(38)
2,223
14
10
(5)
(10)
(15)
(28)
(109)
(10)
2,070
(178)
1,892
2Q19 Total revenue
Exceptional items 1
2Q19 Total revenue Adjusted
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Algeria
Pakistan
Russia
Other 2
2Q20 Local currency total revenue
FOREX
2Q20 Total revenue
YoY 3(%)
+6.8%
+9.2%
-3.9%
-15.5%
-7.9%
-7.9%
-9.7%
-6.9%
-16.3%

- Lockdown measures across our operations weakened local currency revenues while currency headwinds negatively impacted reported revenues
- Russia reported revenues were constrained by ongoing pressure on customer numbers and lower ARPU as the lockdown and other issues impacted performance
- Pakistan reported revenues were negatively impacted by lockdown measures while last year's tax regime changes further impacted YoY performance: adjusting for tax regime changes, revenues would have increased by 0.5% YoY

1. During Q2 2019, revenue and EBITDA were positively impacted by special compensation of USD 38 million in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") due to Kazakhtelecom JSC's acquisition of 75 percent of Kcell's shares
2. Other in Q2 2020 mainly includes the results of Kyrgyzstan, Armenia, Georgia, corporate costs, other global operations and services and intercompany eliminations.
3. Year-on-year change in local currency terms.

7

FINANCIAL RESULTS 2Q20 EBITDA breakdown USD MILLION (-18.7%) YoY reported (38) 16 8 0 (11) (15) (38) (100) 67 (74) 994 956 883 809 2Q19 Exceptional 2Q19 Ukraine Kazakhstan Bangladesh Uzbekistan Algeria Pakistan Russia Other 1 Local FOREX 2Q20 EBITDA items EBITDA currency EBITDA Adjusted EBITDA EBITDA 44.0% 43.0% 67.8% 54.6% 41.4% 42.0% 40% 46.1% 39.3% 42.7% margin (%) ► Strong focus on cost management allowed for a stable EBITDA margin performance in 2Q20 despite the pressure on revenues ► Russia saw network & technology-related costs increase 11% YoY, which now account for 15.6% of revenues; resulting in a YoY decrease in Russia’s EBITDA margin of 3 percentage points ► In Pakistan, the YoY decline in EBITDA was largely a consequence of tax regime changes and the reclassification of amortization charges, together amounting to approx. USD 28 million 1. Other in Q2 2020 primarily includes the results of Kyrgyzstan, Armenia, Georgia, corporate costs, other global operations and services, Intercompany eliminations. In addition, other includes the additional provision of USD 56 million with the USD 27 million negatively impacting EBITDA in Q2 2019 related to the GTH tax settlement 8

FINANCIAL RESULTS Capital structure 2Q20 GROUP CASH CURRENCY MIX 2Q20 GROUP DEBT CURRENCY MIX 2Q20 GROUP DEBT CURRENCY MIX BEFORE HEDGING AFTER HEDGING1 18% 6% 1% 6%1% 30% 6% USD USD USD USD RUB USD RUB USD 47% RUB PKR PKR 9% 1.2bn 32% 7.6bn PKR DZD OTHER 7.6bn OTHER OTHER 61% 46% 37% GROUP DEBT MATURITY SCHEDULE2,3 USD BILLION 1.8 2.0 1.2 1.4 OTHER 0.9 0.2 PKR 0.1 Average cost of debt: 6.4% RUB Average maturity3: 2.8 years 2020 2021 2022 2023 2024 2025 >2025 USD TOTAL LIQUIDITY USD 2.5 BILLION, COST OF DEBT 100bps LOWER THAN 2Q19 1 For Q2 2020 the amount of USD debt swapped to RUB amounted to USD 1,062 million. Cash is excluded from hedge calculation 2 Excluding lease liabilities 3 In Q2 2020 VEON Holdings B.V. has outstanding drawings under its RCF of USD 500 million. Because we have an enforceable right to roll them over until final maturity date of the facility in February 2022, maturity dates of those drawings have been assumed to match the facility maturity date. 9

FINANCIAL RESULTS Net debt and leverage trends USD MILLION 187 (699) 111 103 53 444 137 6,390 6,054 Net debt Cash capex (incl. Financial Taxes Working capital Other investing FOREX EBITDA 1 Net debt1 31 March 2020 1 licenses) charges and provisions activities and other 2 30 June 2020 1 N E T D E B T 1.8x 2.0x L T M E B I T D A 1. Net Debt, EBITDA and Net Debt/LTM EBITDA ratios exclude capitalized leases. Including capitalized leased Net Debt/LTM EBITDA would be 2.2x for 2Q20 2. FOREX and Other mainly consists of FOREX (USD 151 million). 10

AGENDA 1. OPENING Nik Kershaw: Head of IR 2. FINANCIAL RESULTS Serkan Okandan: CFO 3. OPERATIONAL REVIEW Kaan Terzioğlu: Co-CEO Sergi Herrero: Co-CEO 4. OUTLOOK AND GUIDANCE Serkan Okandan: CFO 11

COVID-19 IMPACT ON OPERATIONAL PERFORMANCE ► Material operational disruption from lockdown in April and May, with improving trends evident in June and July as lockdowns started to ease across a number of our markets: ► Roaming revenues largely disappeared in 2Q20 ► Roaming revenues were 0.4% of group service revenues in 2Q20, versus 2.1% in FY2019 ► Material disruption in retail network, impacting gross connections and airtime sales ► At the peak of lockdown, up to 90% of the retail points were closed ► Noticeable trend of traffic migration from mobile to fixed networks ► Fixed-line traffic volumes peaked at +35% compared to volumes in 1Q20 ► Migration of customers from urban centers to rural areas impacting usage ► Encouragingly, our data users remained resilient during the lockdown period and we saw continued growth in 4G users across most of our operations. ► Increased adoption of self-care apps and digital services evident across our markets: ► Self-care user base grew by two-thirds during the 12 months to end-June (to 23.3 million) ► TV usage increased by ~50% over the same period in prior year ► Both saw adoption growth rates accelerate from mid-Q1 onwards as lockdowns began 12

COVID-19 IMPACT ON OPERATIONAL PERFORMANCE ► Across our markets in June and July we have seen varying levels of an easing of lockdowns ► Improving operational trends are anticipated in H2 as lockdowns ease, but some behaviors expected to outlast the current pandemic: ► Slow resumption in roaming revenues ► Slow return of migrant worker demand and a partial, more gradual shift back to urban centers ► Progressive rise in in-store sales activity, subject to easing of local lockdowns ► Structural shift from mobile to fixed-line data as remote working persists ► Greater emphasis on digital sales channels ► Mitigating the financial impact of the pandemic remains a key priority alongside investment to capitalize on the longer-term opportunities it presents: ► Ongoing cost optimization ► Extending vendor payment terms ► Continued network investment to capture faster digital adoption and fixed-line data demand ► Development of online channel sales, with focus on digital services ► Progressive optimization of our balance sheet as market opportunities arise 13

RUSSIA Focus on customer experience remains top priority ► Lockdown measures had a material drag on both operational activity and financial results during the quarter ► 4G base stations increased by 24% YoY and accelerated network investment set to continue into 2021 ► Strong performance in fixed-line service revenue (+8.9% YoY) and higher B2B service revenue (+2.5% YoY) ► Beeline TV users exceed 2.3 million, a YoY increase of over 50% ► Optimization of our distribution footprint continued with 627 shops permanently closed over the past 9 months IMPROVING BEELINE’S CUSTOMER EXPERIENCE TO DRIVE OPERATIONAL TURNAROUND 14

RUSSIA Focus on customer experience remains top priority REVENUE DATA REVENUE KEY OPERATIONAL METRICS (RUB Billion) (RUB Billion) -9.7% +4.9% 74.7 72.6 73.4 50 million -8.4% 69.2 16.2 67.5 15.4 16.2 16.3 16.2 65.5 15.0 Total mobile subscribers YoY 32% +5 p.p. Data revenue % of mobile YoY service revenue 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 43% +9 p.p. 4G subscriber YoY EBITDA 4G USERS AND PENETRATION base penetration1 (RUB Billion) (Million and %) 43% -20.0% 40% 37% 38% 58% +10 p.p. 32% 34% 4G Smartphone YoY 33.9 penetration 30.9 32.2 29.7 28.2 25.7 19.9 20.2 21.4 16.5 17.5 19.2 87% +6 p.p. 4G Population Coverage YoY 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 4G users 4G penetration 1. % of Active 4G data users in total 3 months active customer base. 15

KAZAKHSTAN Data revenue driving growth ► Solid underlying operational performance, with underlying revenue1 up 9.2% ► 4G base stations more than doubled YoY and network optimization continued ► 4G penetration reached 44%, with our 4G customer base growing by over 21% YoY driving data revenue +39.1% ► Early signs of progress in new ventures - Izi ‘digital operator’ and mobile OTT ► MFS users2 reached 1.9 million SECURING BEELINE’S MARKET LEADERSHIP WITH FOCUS ON CUSTOMER EXPERIENCE 1. In 2Q19 Kazakhstan results were positively impacted by KZT ~14.6 billion related to related to special compensation of USD 38 million related to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakh telecom JSC’s acquisition of 75% of Kcell's shares. 2. MFS users are reported on a 3-month active user basis 16

KAZAKHSTAN Data revenue driving growth REVENUE DATA REVENUE KEY OPERATIONAL METRICS (KZT Billion) (KZT Billion) -18.6% YoY +39.1% +9.2% YoY1 adjusted 70.0 57.0 60.0 9 million -6% 19.9 44.5 45.5 46.0 46.4 50.0 17.4 18.6 Total mobile subscribers YoY 39.0 15.5 40.0 12.7 14.3 30.0 52% +12 p.p. 20.0 Data revenue % of mobile 10.0 YoY service revenue 0.0 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 44% +10 p.p. 4G subscriber YoY EBITDA 4G USERS AND PENETRATION base penetration2 (KZT Billion) (Million and %) -31.3% YoY 44% 44% 41% +13.41 YoY adjusted 39% 60% +10 p.p. 34% 31% 36.8 4G Smartphone YoY penetration 24.6 25.3 20.9 23.0 22.7 4.2 4.2 4.2 72% 3.4 4.0 +9 p.p. 3.0 4G Population Coverage YoY 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 4G users 4G penetration 1. In 2Q19 Kazakhstan results were positively impacted by KZT ~14.6 billion related to related to special compensation of USD 38 million related to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakh telecom JSC’s acquisition of 75% of Kcell's shares. 2. % of Active 4G data users in total 3 months active customer base. Represents the impact of the KZT 14.6 billion special compensation received in 2Q19 17

PAKISTAN Further enhancing new services ► Growing subscriber market share despite lockdown measures ► Continued network investment, with 4G base stations increasing by 17% YoY to over 10,000 ► 4G penetration reached 30% alongside over 70% YoY growth in our 4G customer base, data revenue +27.6% YoY ► JazzCash continues to expand its customer base, which exceeded 8 million users in Q2 ► Driving customer engagement through expanding self-care channels, with over 6.0 million users1 (300% YoY growth) DATA AND DIGITAL SERVICES REMAIN KEY PRIORITIES 1. Jazz World Monthly Active Users as of June 2020 18

PAKISTAN Further enhancing new services REVENUE DATA REVENUE KEY OPERATIONAL METRICS (PKR Billion) (PKR Billion) -7.9% +27.6% 70.0 60.0 63 million +6% 50.6 51.1 50.5 49.3 16.0 50.0 15.9 45.4 47.1 14.3 15.1 Total mobile subscribers 13.6 12.5 YoY 40.0 30.0 37% +10.5 p.p. 20.0 Data revenue % of mobile 10.0 YoY service revenue 0.0 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 30.4% +11.7 p.p. 4G subscriber YoY EBITDA 4G USERS AND PENETRATION base penetration1 (PKR Billion) (Million and %) -20.6% 30.6% +7.2 p.p. 29% 30% 26% 4G Smartphone 27.3 YoY 25.6 24.9 22% penetration 22.3 22.9 21.7 19% 15% 19.1 56% 15.5 17.7 +7 p.p. 13.0 4G Population 8.8 11.1 Coverage YoY 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 4G users 4G penetration 1. % of Active 4G data users in total 3 months active customer base Represents the impact of tax regime changes in Pakistan, PKR 4.3 billion in Revenue and PKR 3.3 billion in EBITDA 19

PAKISTAN Further enhancing new services ► First and only fully digital merchant onboarding process in Pakistan, 7000 merchants on boarded in first 6 weeks ► 8.1 million monthly active users (MAU), an increase of 41% YoY ► 900 million transactions amounting to over PKR 1.7 trillion900 performed over the past 12 months ► JazzCash is now Pakistan’s largest financial institution for freelancers ► Over 76,000 registered freelancers generating in excess of PKR 1.23 billion of transactions STRENGTHING JAZZCASH’S LEADERSHIP OF PAKISTAN’S DIGITAL BANKING OPPORTUNITY 20

UKRAINE Positive operational trends continue ► Strong performance in a more challenging environment, increased focus on new digital offers ► 4G sites increased by 51% YoY following continued network investment ► 4G penetration reached 31%, with our 4G customer base growing by over 50% YoY, data revenue +13.1% ► Expanding revenue streams and developing digital services: Doctor online, Kyivstar TV ► MoU signed between Kyivstar and Vodafone on mobile network sharing to accelerate deployment of 4G in rural areas DATA OPPORTUNITIES DRIVING LONG-TERM GROWTH AND EXPANSION IN DIGITAL SERVICES 21

UKRAINE Positive operational trends continue REVENUE DATA REVENUE KEY OPERATIONAL METRICS (UAH Billion) (UAH Billion) +6.8% +13.1% 7.0 25 million -3% 5.8 5.8 6.0 6.0 3.0 3.1 5.6 6.0 2.8 2.8 2.8 Total mobile subscribers 5.1 2.5 YoY 5.0 4.0 3.0 56% +3 p.p. 2.0 Data revenue % of mobile YoY 1.0 service revenue 0.0 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 31% +11 p.p. 4G subscriber YoY EBITDA 4G USERS AND PENETRATION base penetration1 (UAH Billion) 33.0 (Million and %) 50% +11.5% 30% 31% 45% 28.0 24% 27% 52% +12 p.p. 20% 40% 23.0 16% 35% 4G Smartphone 4.0 4.0 4.1 YoY 3.8 30% penetration 3.7 18.0 3.2 25% 13.0 20% 7.8 7.2 7.8 15% 81% 8.0 4.1 5.1 6.3 +13 p.p. 10% 4G Population 3.0 5% Coverage YoY -2.0 0% 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 4G users 4G penetration 1. % of Active 4G data users in total 3 months active customer base. 22

EXECUTING ON 4G GROWTH OPPORTUNITIES IN OTHER MARKETS UZBEKISTAN ALGERIA BANGLADESH ARMENIA, GEORGIA & KYRGYSTAN • 0.6% YoY decrease in • 24.3% YoY increase in • 30.3% YoY increase in • 4.6% YoY increase in data revenue1 data revenue1 data revenue1 data revenue1 • 14.8% YoY decrease in • 2.5% YoY decrease in • 3.3% YoY increase in • 9% YoY decrease in data customers data customers data customers total data customers • 34% 4G population • 44% 4G population • 52% 4G population • 84% 4G population coverage coverage coverage coverage2 • 2.0% YoY increase in • 3.3% YoY increase in • 3.3% YoY decrease in ARPU ARPU ARPU 1. Data revenue YoY growth refers to local currency growth 2. 4G population coverage is calculated as customer weighted average across these markets 23

AGENDA 1. OPENING Nik Kershaw: Head of IR 2. FINANCIAL RESULTS Serkan Okandan: CFO 3. OPERATIONAL REVIEW Kaan Terzioğlu: Co-CEO Sergi Herrero: Co-CEO 4. OUTLOOK AND GUIDANCE Serkan Okandan: CFO 24

GUIDANCE 2020 Financial Guidance reintroduced 1H20 Actual FY 2020 Guidance -3.4% YoY Total Revenue in local currency1 Low to mid-single-digit local currency1 decline in -4.8% YoY revenue and EBITDA EBITDA in local currency1 Capex intensity 20.8% 22%-24% CONTINUED UNCERTAINTY AROUND FUTURE LOCKDOWN MEASURES MAY IMPACT FINANCIAL PERFORMANCE 1. Local currency growth for FY 2020 excludes the impact of foreign currency movements. Local currency revenue growth additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) following Kazakhtelecom JSC’s acquisition of 75 percent of Kcell's shares. Local currency growth for EBITDA, in addition to foreign currency movements, excludes both a one-off vendor payment of USD 350 million received in 1Q19 and the Kcell payment of USD 38 million in 2Q19 25

APPENDIX 6 AUGUST 2020 ©VEON Ltd 2019

FINANCIAL RESULTS
1H20 Results[1]

VEON

REVENUE

$4.0bn

-3.4% local currency[2] YoY
-9.1% reported YoY

EBITDA

$1.7bn

-4.8% local currency[2] YoY
-24.6% reported YoY

OPERATIONAL CAPEX[3]

$0.9bn

+2.6% reported YoY
20.8% LTM Operational Capex ratio[3]

DATA REVENUE

$1.3bn

+16.3% local currency[2] YoY
+10.8% reported YoY

EBITDA MARGIN

43.3%

-0.6 p.p. local currency[2] YoY
-8.9 p.p. reported YoY

NET DEBT/ LTM EBITDA[4]

2.0X

1. All 1H20 numbers include the impact of the introduction of IFRS 16, unless stated otherwise.
2. Local currency growth excludes the impact of foreign currency movements. Local currency revenue and EBITDA growth for 1H20 additionally excludes a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company "Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's share. Local currency growth for EBITDA additionally excludes both a one-off vendor payment of USD 350 million received in 1Q19 and the Kcell payment of USD 38 million in 2Q19.
3. Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational Capex ratio is defined as capex excluding license expenditures and capitalized leases, divided by total revenue.
4. Net Debt/LTM EBITDA ratio excludes capitalized leases and in prior year has been adjusted for the one-off vendor payment of USD 350 million.

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FINANCIAL RESULTS EBITDA exceptional items USD million Growth 2Q20 2Q19 YoY% 1H20 1H19 YoY% EBITDA 809 994 (21.6%) 1,729 2,292 (25.8%) Reclass of Pakistan 5 10 license amortization Vendor settlement - - - - (350) - Special compensation to - (38) - - (38) - Kcell Tax regime change in - (23) - - (49) - Pakistan GTH tax settlement - 27 - - 27 - provision at HQ 28

FINANCIAL RESULTS 2Q20 YoY change in operating expenditure OPEX BY CATEGORY1 (YoY change USD million) General & Administrative Costs (16) ► G&A and HR and staff costs decreased by USD 26 million, in line with our ambition to reduce costs across the group HR and Staff Costs (10) ► USD 2 million rise in network and technology related costs Network and technology-related costs 2 reflects a structural rise in network opex, particularly in Russia HQ Costs (69) ► HQ costs fell further, continuing the trend of recent quarters Other Opex 0 ► Group structural opex of USD 517 million in 2Q20 decreased by 15% YoY VEON Group (92) CONTINUED COST OPTIMISATION REDUCED THE MARGIN IMPACT OF LOWER REVENUES 1. YoY decrease in HQ costs includes the additional provision of USD 56 million with the USD 27 million negatively impacting EBITDA in Q2 2019 29

FINANCIAL RESULTS Cash flow breakdown USD MILLION (113) (14) (175) (322) (149) (836) 1,729 956 6 (57) 68 EBITDA Changes in Movements in Income tax Net interest paid Non-cash Cash flow from Capex excl. licenses Disposals of capital Licenses Equity free cash 1H 2020 working capital provision paid adjustments operating activities and Other assets flow after licenses related to IFRS 16 (excl. lease 1H 2020 liabilities) 30

FINANCIAL RESULTS Capital expenditure CAPEX (EXCL. LICENSES) & LTM CAPEX INTENSITY1 1H20 CAPEX (EXCL. LICENSES) (USD million) 800 40.00% 5.3% 700 35.00% 6.8% 579 600 Russia 4.5% 492 30.00% 500 450 Pakistan 389 400 368 25.00% 6.1% Ukraine 324 20.8% 48.3% 300 19.6% 19.5% 20.00% Kazakhstan 16.2% 16.7% 17.0% 200 Algeria 15.00% 11.2% 100 Bangladesh 0 10.00% Other 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Op. Capex LTM Op. Capex intensitiy 1 17.8% CONTINUED INVESTMENT IN 4G INFRASTRUCTURE TO CAPTURE STRONG DATA DEMAND 1. Last twelve months (LTM) Operational Capex intensity is calculated as last twelve months operational capex divided by last twelve months total revenue. 31

DEBT BY ENTITY1 30 JUNE 2020 USD MILLION EQUIVALENT Outstanding debt Type of debt Cash-pool Entity Bonds Loans overdrafts2 and Total other VEON Holdings B.V. 4,065 2,609 - 6,674 PJSC VimpelCom 272 - - 272 Pakistan Mobile Communications Limited - 508 - 508 Banglalink Digital Communications Ltd. - 92 - 92 Others - - 4 4 Total 4,337 3,209 4 7,550 Total excl. cash pool overdrafts 7,547 1 Excluding lease liabilities 2 As of June 30, 2020, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by USD 3 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements. 32